October 9, 2024

Brandi Kendall
Chief Financial Officer
Crescent Energy Co
600 Travis Street, Suite 7200
Houston, Texas 77002

        Re: Crescent Energy Co
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed March 4, 2024
            File No. 001-41132
Dear Brandi Kendall:

        We have reviewed your September 20, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 11, 2024 letter.

Form 10-K for the Fiscal year ended December 31, 2023
Management's Discussion and Analysis, page 78

1. We note your response to prior comment four, regarding your accounting for management fees associated with the consolidated entity, representing that "the entirety of the Management Fee," calculated pursuant to the agreement at Exhibit
       10.3, has been recorded as general and administrative expenses in your financial statements, although you have not explained your rationale for excluding from general and administrative expense management fees associated with the redeemable non-
       controlling interests, other than to suggest that structuring the payment as a distribution obviates the need to recognize an incremental expense.

       Please further clarify how your response reconciles with the disclosures on page 77, stating "...only the portion of the Manager Compensation borne by us impacts our
 October 9, 2024
Page 2

       consolidated statements of operations," and "...we include the full
Manager
       Compensation in the calculation of Adjusted EBITDAX and Levered Free
Cash
       Flow," as such disclosures clearly reference fees that are incremental to those that you have recognized as general and administrative expense. For example, please differentiate between the entirety of the fees attributable to your interests, and the additional fees associated with the non-controlling interests.

       Tell us how the management fees associated with the redeemable interests are being calculated and paid (i.e. identify the party that calculates and remits this payment to
       KKR), notwithstanding your accounting for the cash outflow as a distribution, and provide us with the associated management agreement along with your response.
       Please explain to us how you have considered the guidance in SAB Topic 5:T in determining that your consolidated financial statements would not need to reflect all expenses related to operating the consolidated entity, if this is your view.


       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation